GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

07021647

27 February 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL RECEIVED MAR 2007 WASH, D.C.

Dear Sirs,

GKN plc

- **2006 Preliminary Results Announcement**

SUPPL

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Enc

dlw 3/12

GKN PLC

GKN Corporate Communications
7 Cleveland Row
London SW1A 1DB
T +44 (0)20 7930 2424
F +44 (0)120 463 2350

NEWS RELEASE

For immediate release

GKN plc 2006 Preliminary Results Announcement

	As reported under IFRS			As reported excluding items in note (1) below		
Group results summary	**2006 £m**	**2005 £m**	**Change £m**	**2006 £m**	**2005 £m**	**Change**
Sales	3,634	3,648	(14)	3,634	3,648	-
Trading profit [1]	242	229	13	242	229	6%
Operating profit	203	98	105	242	229	6%
Share of joint ventures (post-tax)	17	10	7	17	10	70%
Net financing costs	(38)	(35)	(3)	(38)	(35)	9%
Profit before tax	182	73	109	221	204	8%
Profit after tax	177	59	118	204	164	24%
Earnings per share – p	25.0	7.7	17.3p	28.8	22.3	29%

	2006 p	**2005 p**	**Change**
Dividend			
Proposed full year dividend per share	12.8	12.2	5%

Notes

(1) Figures exclude the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments.

Business highlights

- Sales broadly level; [1]Profit before tax up 8%; [1]Earnings per share up 29%
- Aerospace delivers 11% increase in sales, 30% increase in trading profit
- Powder Metallurgy trading profit more than doubles; US Sinter operations return to profit
- OffHighway sales up 7%; trading profit up 15%
- Driveline profits lower - significant new business wins support future growth
- Dividend increased by 5% to 12.8p reflecting the Board's continuing confidence

improve. The acquisitions made in 2006 are integrating well and will also contribute to revenue and profit growth in 2007.

Overall, we expect the Group to see another year of good progress, with the high level of business wins in 2006 supplemented by further bolt-on acquisitions giving us confidence for this year and beyond.

Further Enquiries

GKN Corporate Communications
Tel:+44 (0)20 7463 2354

This press release may be downloaded from www.gkn.com.

Measurement and reporting of performance

In this press release, in addition to statutory measures of profit, we have made reference to profits and earnings excluding the impact of:

- o strategic restructuring and impairment charges,
- o amortisation of non-operating intangible assets arising on business combinations,
- o profits and losses on sale or closure of businesses, and
- o changes in the fair value of derivative financial instruments,

since we believe they show more clearly the underlying trend in business performance.

Trading profit is defined as operating profit before any of the above. The 2005 trading profit of the Group and the Driveline division has been re-aligned with the current year definition and adjusted by £1 million in respect of the amortisation of non-operating intangible assets which arose on businesses acquired in 2004 and 2005 which had not been separately identified on the grounds of materiality when reporting the 2005 results.

Where appropriate, reference is also made to results excluding the impact of both 2005 and 2006 acquisitions, divestments and changes in status as well as the impact of currency translation on the results of overseas operations.

Exchange rates used for currencies most important to the Group's operations are:

	Average		**Year End**	
	2006	**2005**	**2006**	**2005**
Euro	1.47	1.46	1.48	1.46
US Dollar	1.84	1.82	1.96	1.72

The approximate impact on trading profit of a 1% movement in the average rate is Euro - £1.1 million, US Dollar - £0.4 million.

In our internal performance reporting we aggregate our share of sales and trading profits of joint ventures with those of subsidiaries. This is particularly important in assessing sales and profit progress in our Driveline and Other Automotive businesses where significant activity takes place in joint ventures. Reference to these combined figures is made, where appropriate, as "*management sales and management trading profits*".

Group Activities

GKN is a global engineering business serving the automotive, off-highway and aerospace markets. The bulk of our sales are made to vehicle or aircraft manufacturers or, in Aerospace, to other major tier one suppliers. We operate in three different business areas:

Automotive activities comprise GKN Driveline, Powder Metallurgy and Other Automotive companies which supply a variety of components, largely to vehicle manufacturers in the global car and light vehicle markets.

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery market.

Aerospace activities are concentrated on the production of airframe and engine structures, components and assemblies for both military and civil aerospace markets.

The Group has operations in over 30 countries with 37,000 employees in subsidiary companies and a further 3,500 in joint ventures.

Changes in the composition of the Group

Results for the year contain a full twelve month contribution from QDS Henschen, the OffHighway business which was acquired in November 2005, and GKN Driveline Mexico which changed in status from joint venture to subsidiary in January 2005.

During 2006 OffHighway acquired Cramer Kupplung GmbH (in January) and Hytecomp AB in June for a total of £2 million, Rockford Powertrain Inc (Rockford) in August for £29 million and Liuzhou Steel Rim Factory in November for £6 million. In September, Aerospace acquired Stellex Aerostructures Corporation (Stellex) for £93 million.

At the beginning of March the Group ceased its involvement in the management of Fujiwa Machinery Industry (Kunschan) Company Ltd (Fujiwa), a non-core subsidiary of GKN Driveline Torque Technology KK, and agreed to dispose of its 60% shareholding for £15 million which was received in the year.

Group performance

Management sales (subsidiaries and joint ventures) £3,842 million (2005 - £3,823 million)

Combined sales of subsidiaries and share of joint ventures totalled £3,842 million compared with £3,823 million in 2005. Excluding the impact of currency, acquisitions and divestments the increase was £38 million (1.0%) with good demand in Driveline's Chinese operations and strong growth in Chassis Systems Ltd and Emitec, both of which form part of our Other Automotive activities.

Sales of subsidiaries £3,634 million (2005 - £3,648 million)
Sales of subsidiaries were £3,634 million compared with £3,648 million in 2005, a reduction of £14 million. Excluding the impact of currency translation, acquisitions and divestments there was an increase of £2 million.

In Automotive businesses, sales of £2,608 million compared with £2,711 million a year earlier, largely reflecting the negative impact of currency (£23 million), the net impact of divestments, acquisitions and changes in status (£33 million) as well as weakness in demand during the third quarter in both North America and Western Europe which extended into the fourth quarter in North America. Underlying sales were down by £47 million (1.8%)

OffHighway sales improved to £331 million from £310 million in 2005. The impact of both 2005 and 2006 investments was £25 million and, excluding these and the adverse impact of currency (£2 million), sales were slightly lower in largely static agricultural markets in both Europe and North America.

Aerospace sales increased to £695 million from £627 million in 2005. The impact of Stellex which was acquired in September was £21 million and, excluding this and currency (£4 million negative), the improvement was £51 million with strong demand in both civil and military markets and a number of new programmes coming on stream.

Management trading profit (subsidiaries and joint ventures) £263 million (2005 - £243 million)

The aggregated trading profit of subsidiaries and our share of joint ventures was £263 million, an increase of £20 million (8.2%). The impact of currency, acquisitions and divestments was small and excluding these factors the increase was £19 million (8.0%) reflecting good growth in joint venture profits as a consequence of higher sales. Margin improved to 6.8% (2005 – 6.4%).

Trading profit of subsidiaries £242 million (2005 restated - £229 million)

Group trading profit was £242 million compared with £229 million in 2005, an increase of £13 million (5.7%). The currency impact on the translation of overseas profits was small at £1 million negative. There was a net benefit of £2 million from 2005 and 2006 acquisitions and divestments and excluding these factors the increase was £12 million (5.4%).

Automotive companies' trading profit totalled £161 million compared with £165 million in 2005. The impact of currency was nil whilst the net effect of divestments and changes in status was £4 million negative. Excluding these factors profits were flat reflecting benefits of the previously announced strategic restructuring actions and other continuing productivity improvements offset by weak trading performance and reorganisation costs in Other Automotive subsidiaries. The margin of trading profit to sales was 6.2% (2005 – 6.1%).

OffHighway profit improved to £23 million from £20 million in 2005 with all of the increase coming from acquisitions. Excluding these and minor currency impacts, profits were £1 million lower, reflecting the sales pattern noted above. Margin was 6.9% compared with 6.5% in 2005.

Aerospace profit rose to £70 million from £54 million in 2005, largely as a result of the higher sales noted above and further productivity improvements. Margin improved to 10.1% from 8.6% in 2005.

Corporate and unallocated costs of £12 million (2005 - £10 million) represent stewardship, legacy, governance and compliance costs relating to the overall Group rather than individual businesses.

The overall margin of subsidiaries was 6.7% compared with 6.3% in 2005.

Restructuring and impairment costs £74 million (2005 - £98 million)

During the year the Group neared the end of the strategic restructuring announced in the first quarter of 2004. This involved moving some 20% of Driveline production capacity from high cost, low growth economies to the low cost, high growth emerging markets of Eastern Europe, South America and Asia Pacific, together with further cost reductions and infrastructure changes in Powder Metallurgy in support of the recovery of that business and overhead cost reductions elsewhere in the Group. Costs charged in the year totalled £63 million (2005 - £77 million) with £37 million (2005 - £46 million) in Driveline, £24 million (2005 - £28 million) in Powder Metallurgy and £2 million (2005 - £3 million) elsewhere.

The announcements of the concluding actions under the programme were deferred until early 2007. Those announcements have now been made and will result in a final charge to profit of approximately £37 million in 2007. This will bring the total cost of the programme to £277 million (including some £100 million of impairment charges) compared with the original estimate and the extension announced in December 2005 of some £260 million. The final expected benefits from the total programme of some £73 million per annum are slightly above those originally envisaged. Due to the timing of these actions the full annualised benefit will now be realised slightly later with approximately 75% having been achieved by the end of 2006.

In addition, within our Automotive portfolio we have recognised an impairment of £11 million (2005 - £21 million) as current year performance and future projections were insufficient to support the carrying value of goodwill within one of the Asia Pacific Driveline businesses. The 2005 impairment charge covered a similar goodwill write-down of £11 million, and the £10 million impairment of the Sheepbridge UK cylinder liner fixed asset base.

Amortisation of non-operating intangible assets arising on business combinations £3 million (2005 restated - £1 million)

In accordance with IFRS 3, the Group has recognised intangible assets arising on businesses acquired in 2005 and 2006. The amortisation of non-operating intangible assets (e.g. customer relationships, trademarks and intellectual property rights) increased during the year as a result of the 2006 acquisitions of Stellex and Rockford.

Profits and losses on sale or closure of businesses £5 million (2005 - £1 million)

The profit on sale of businesses of £5 million (2005 - £1 million) arose from the disposal of the Group's controlling interest in Fujiwa for a consideration of £15 million, all of which was received in cash in the year. The 2005 profit of £1 million related to earn out profits of a prior year divestment.

Changes in the fair value of derivative financial instruments £33 million credit (2005 - £33 million charge)

The Group enters into foreign exchange contracts to hedge much of its transactional exposure, including that between Group companies. At 1 January 2006 the net fair value of such instruments was a liability of £14 million and at the end of 2006 the figure was an asset of £27 million.

Transactional hedge accounting has been applied to a small proportion of these transactions in 2006 and not at all in 2005. Where transactional hedging has not been applied, the difference of £39 million has been credited (2005 - £43 million charged) separately as a component of operating profit. This has been partially offset by the reduction in value of £5 million (2005 - £9 million credit) in embedded derivatives in Aerospace supply contracts and £1 million (2005 - £1 million credit) in commodity hedges in Powder Metallurgy leaving a net credit of £33 million (2005 – charge £33 million).

Operating Profit £203 million (2005 - £98 million)

Operating profit of £203 million compared with £98 million in 2005, reflecting the movements discussed above.

Post-tax earnings of joint ventures £17 million (2005 - £10 million)

The increase of £7 million in the Group's share of post-tax earnings of joint ventures arose largely at the pre-tax level as a consequence of improved profitability in Driveline's Chinese joint ventures which benefited from higher market demand; at Chassis Systems, the joint venture established with Dana in 2002, which is now running at full production; and at Emitec, where sales improved as a consequence of the legal requirement in Germany to retrofit particulate filters to diesel powered vehicles.

Financing costs £38 million (2005 - £35 million)

Interest payable totalled £57 million (2005 - £61 million) and arose mainly on the £675 million bonds and £30 million debenture in issue. This was offset somewhat by interest receivable of £23 million (2005 - £48 million) which arose on short-term deposits together with the benefits of lower borrowing costs on foreign currency debt instruments used to hedge the Group's overseas investments. The year-on-year movement mainly reflected the contribution of £200 million to the UK pension scheme at the end of March, the increased cost of borrowing in US dollars and the costs of second half acquisitions.

Other net financing costs of £4 million (2005 - £22 million) related to post-employment benefits. The reduction of £18 million was mainly a result of the injection of £200 million into the UK pension scheme noted above, combined with a higher level of assets in the fund at the beginning of 2006. Details of the assumptions used in calculating post employment costs and income is provided in note 12 in the appendix to this press release.

Profit before tax

Total profit before tax excluding restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on sale or closures of businesses and changes in the fair value of derivative financial instruments of £221 million was £17 million higher than the £204 million (as restated) in 2005. After including these items, the figure for the year was a profit of £182 million (2005 – £73 million).

Taxation

The tax charge, on underlying profits of subsidiaries of £204 million (2005 - £194 million) (i.e. before restructuring, impairment, amortisation of non-operating intangible assets arising on business combinations, profits or losses on sale or closures of businesses and changes in the fair value of derivative financial instruments), was £17 million (2005 - £40 million) representing an 8.3% rate (2005 – 20.6%). The significant reduction in rate is due to a deferred tax credit arising on pensions (compared with a charge in 2005) combined with the benefits of recognising previously unrecognised deferred tax assets which were partly offset by a reduction in the impact of prior years' items.

GKN's tax strategy is aimed at creating a sustainable cash tax charge (which excludes deferred taxes and movements in provisions for uncertain tax positions and tax relating to restructuring, impairment charges and sale of businesses) that balances the shareholders' interest of minimising tax payments with the need to comply with the tax laws for each country in which we operate. In 2006 the cash tax charge was 19% and looking forward for the next two years it is likely that it will be at a similar level as we continue to make use of prior years' tax losses, incentives and deductions in the various countries in which we operate.

For 2007 and beyond, the reported tax rate is likely to be volatile, being influenced by the possible recognition of currently unrecognised deferred tax assets and the settlement of prior year items. These unrecognised, potential deferred tax assets principally relate to brought forward tax losses and pension deductions in the UK and US which, due to the structure of the Group and the geographic mix of profitability, have so far not been seen as realisable for tax purposes.

The total effective tax rate of subsidiaries was 3.0% (2005 - 22.2%).

Discontinued operations

There were no discontinued operations in the period.

On 16 January 2007 the Group announced its intention to withdraw from the manufacture of cylinder liners in Europe which is carried out by GKN Sheepbridge Stokes. The company accounted for approximately 80% of the 2006 Other Automotive segment result and its closure represents the cessation of a separate major line of business for this segment. The costs of closure together with the results to the date the business ceases will be separately identified in the 2007 financial statements.

Minority interests

Largely as a result of the sale of Fujiwa (in which there was a 40% minority interest) and the start up losses in the Chinese cylinder liner business (where there is a 41% minority interest) the share of profit relating to minority interests was nil compared with £4 million in 2005.

Earnings per share

Earnings per share were 25.0p (2005 – 7.7p). Before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on sale or closures of businesses and changes in the fair value of derivative financial instruments, the figure was 28.8p (2005 restated – 22.3p).

Cash Flow

Operating cash flow, which GKN defines as cash generated from operations (£117 million; 2005 - £308 million) adjusted for capital expenditure (£230 million; 2005 - £229 million) and proceeds from the disposal of fixed assets (£13 million; 2005 - £9 million), was £100 million outflow compared with £88 million inflow in 2005. Included within the 2006 figure is the £200 million contribution to the UK pension scheme.

The outflow on working capital and provisions totalled £3 million (2005 - £15 million inflow) largely reflecting inventory increases relating to restructuring activities.

Capital expenditure (on tangible and intangible assets) totalled £230 million (2005 - £229 million). Of this, £197 million (2005 – £206 million) was on tangible assets representing property, plant and equipment and was 1.4 times (2005 – 1.5 times) the depreciation charge. This higher than normal ratio largely reflected the final stages of investment in emerging markets under the Group's strategic restructuring programme and is expected to reduce somewhat in 2007 as this programme is completed.

Expenditure on intangible assets totalled £33 million (2005 - £23 million) and mainly reflected initial non-recurring costs on Aerospace programmes following high levels of business activity which will underpin future performance.

Net interest paid totalled £33 million compared with £14 million in 2005 with the increase largely due to a combination of the £200 million paid into the UK pension scheme in March 2006, the increased cost of borrowing in US dollars and the cash outflow relating to businesses acquired in the second half of the year.

Tax paid in the year was £31 million (2005 - £35 million).

Dividends received from joint ventures totalled £7 million (2005 - £6 million).

Free Cash Flow

Free cash flow, which is cash flow excluding acquisitions, share buybacks and currency translation but including capital expenditure and dividends paid, is a key performance indicator of the Group. Free cash flow for the year was an outflow of £246 million (2005 - £41 million) mainly due to the £200 million additional contribution to the UK pension scheme (2005- £nil) and £57 million (2005 - £36 million) of expenditure on strategic restructurings. The Group's balance sheet remains strong and with continued recovery in our businesses it is anticipated that, following completion of the restructuring in 2007, cash generation should improve markedly.

Acquisitions and Divestments

The net expenditure on acquisitions and divestments in the year was £113 million (2005 – £50 million) with the main elements relating to Rockford and Stellex.

Share buyback

During the year the Group completed the share buyback programme of £100 million initiated in October 2004, spending £40 million in purchasing 13.4 million shares. The shares have not been cancelled and 38.7 million shares were held in treasury at 31 December 2006.

Net borrowings

At the end of the year the Group had net debt of £426 million (2005 – £65 million). This included the benefit of £33 million (2005 - £50 million) customer advances in the Aerospace businesses which are shown in creditors in the balance sheet. The Group's share of funds in joint ventures was £3 million (2005 – £5 million borrowings).

Pensions and post-employment obligations

GKN operates a number of defined benefit and defined contribution pension schemes together with retiree medical arrangements across the Group. The total charge to trading profit in respect of current and past service costs of defined benefit schemes and retiree medical arrangements was £40 million (2005 – £35 million), whilst other net financing charges included in net financing costs were £4 million (2005 – £22 million).

The decrease in other net financing charges reflects the higher return on pension scheme assets from the increased level of assets at the start of 2006 and the £200 million contribution made to the UK pension scheme. Further information including asset, liability and mortality assumptions used is provided in note 12 in the appendix to this press release.

UK pensions
The UK defined benefit scheme is considered to be relatively mature since fewer than 5,000 of its 54,700 members are currently in service. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. Other than the £200 million contribution in March 2006, no further deficit payments were made in 2006. During 2007 an actuarial valuation of the scheme as at April 2007 will take place and a recovery plan for any deficit will be agreed by the Company and Trustees of the scheme once the valuation has been completed, superseding the previous schedule of contributions.

The charge relating to the UK defined benefit scheme reflected in trading profit in respect of current and past service costs was £19 million (2005 – £16 million), whilst other net financing credits included in net financing costs were £12 million (2005 – £5 million charge).

The deficit at £174 million (2005 – £449 million) was significantly lower than that at the end of 2005 as a result of the £200 million contribution noted above, returns on higher asset values at the beginning of 2006 and the beneficial impact from higher yields discounting future liabilities. These were partially offset by a 20 basis point increase in inflation assumptions and strengthening longevity assumptions. Because of the size and profile of the scheme, longevity is reviewed annually against actual experience. During the year the assumption for the rate of future improvement in longevity was strengthened to beyond "short cohort".

Overseas pensions
The principal countries involved are the USA, Germany and Japan.

The charge to trading profit in respect of current and past service costs was £19 million (2005 – £17 million), whilst other net financing charges included in net financing costs were £12 million (2005– £13 million).

The reduction in the deficit of £35 million to £310 million (2005 – £345 million) was largely as a result of the lower net present value of liabilities from increases in discount rates and higher than expected return on assets together with the favourable translation impact from the weaker US Dollar.

Retiree Medical
GKN operates retiree medical arrangements in the Americas and has a closed scheme in the UK.

The charge to trading profit in respect of current and past service costs was £2 million (2005 - £2 million), whilst other net financing charges included in net financing costs were £4 million (2005 – £4 million).

The deficit at £76 million (2005 - £91m) was £15 million lower largely due to currency translation benefits and a higher discount rate.

Summary
In total, at 31 December 2006 the deficit was £561 million (2005 – £885 million) for the reasons stated above.

Shareholders' equity

Shareholders' equity at the end of 2006 was £892 million compared with £875 million at the end of 2005.

Proposed dividend

A final dividend of 8.7p per share is proposed, payable on 9 May 2007 to shareholders on the register at 20 April 2007.

Shareholders may choose to reinvest this dividend under the Dividend Reinvestment Plan ('DRIP'). The closing date for DRIP mandates is 24 April 2007.

Together with the interim dividend of 4.1p, the total dividend for the year will be 12.8p, an increase of 4.9% over the equivalent figure for last year. The cash cost to the Group is some £90 million. The dividend is covered 2.3 times (2005 – 1.8 times) by management earnings (i.e. before the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on sale or closures of businesses and changes in the fair value of derivative financial instruments). Had the 2005 tax rate of 21% applied in 2006, the dividend would have been covered 2.0 times by earnings.

Operating Review by business

Automotive

Markets

Approximately 70% of GKN's combined sales of subsidiaries and joint ventures are to the world's passenger car and light vehicle markets and production in these markets is a key driver of Group performance. The global trend in production from 1990 through to a forecast for the period 2007-11 depicts a compound annual growth rate of 2.8%.

Within this global picture, future growth is likely to vary significantly by region with generally stable production in the mature markets of Western Europe, North America and Japan and strong increases in the emerging markets of Asia Pacific, South America and Eastern Europe. This pattern was evident in 2006.

Western Europe

In Western Europe overall production in 2006 was 15.8 million compared with 16.0 million in 2005, a reduction of approximately 1%, most of which occurred in the third quarter of the year. There were increases in Italy (16%) and Germany (2%) but those were more than offset by reductions in France (7%) and the UK (8%).

North America

North American production in 2006 was 15.3 million, a reduction of 2.5% from the 15.7 million in 2005. Within the overall figure there was again a significant change in market share with DaimlerChrysler, Ford and General Motors continuing to lose market share to foreign manufacturers.

Emerging markets

Asia Pacific (excluding Japan where the year on year increase in production was 3% to 10.8 million vehicles) showed very significant growth. In China, production of 6.6 million vehicles was 26% above 2005, while production in India rose by 11% to 1.6 million. China now produces more vehicles than Germany, the largest European market.

In Brazil, the production increase of 2.5% was also ahead of that in the more mature markets noted above.

Market trends in 2007

The current view of Global Insight Inc, a leading economic forecaster, is for similar conditions to prevail in 2007 with Western Europe and North American production essentially flat, a more modest increase of 15% in China and improvements in India and Brazil at 11% and 6% respectively.

GKN Driveline

GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's transmission and its driven wheels). These include geared components (transfer cases, power transfer units and final drive units), torque management devices (TMDs) and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission). The Driveline segment comprises GKN Driveline Driveshafts (GKN Driveshafts), GKN Driveline Torque Technology Group (TTG) and other smaller Driveline businesses.

The customer base is broad and includes virtually all major vehicle manufactures on a world wide basis.

GKN Driveshafts

GKN Driveshafts is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some, but not all, longitudinal propshafts are also fitted with CVJs.

In 2006, based on internal estimates, GKN Driveshafts' businesses, including its joint ventures, produced approximately 40% of CVJs for the global light vehicle market. The market share of the next largest independent producer is estimated to be less than half this level with around 24% of CVJs produced by VMs' (Vehicle Manufacturers) in-house operations. The strong order win rate achieved during the year continues to underpin our market share.

GKN Driveshafts manufactures CVJs and related products in 21 countries across all major vehicle producing regions of the world and has enjoyed considerable success in developing markets, with strong market shares of some 84% in South America and 51% in the developing Asia Pacific region (excluding Japan and South Korea).

GKN Driveshafts is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2006 premium propshafts represented approximately 37% of global light vehicle propshaft demand, or some 11 million propshaft assemblies. GKN Driveshafts' share of this segment was in the region of 21%.

Torque Technology Group

TTG develops and manufactures a broad range of driveline products which deliver power to a vehicle's wheels and manage that power to control the dynamic performance of the vehicle.

The TTG product range includes geared components and TMDs. Geared components include products enabling the distribution of power on all wheel drive/four wheel drive (AWD/4WD) and two wheel drive (2WD) vehicles and include power take-off units (PTUs), final drive units (FDUs) and differentials. TMDs are mechanical (passive) or electro-mechanical (active) devices that improve vehicle performance and handling by controlling the flow of torque throughout the driveline.

Geared components, which are sold principally in the Asia Pacific region but increasingly in the Americas and Europe, currently account for approximately half of TTG's annual sales. Our products are well positioned to benefit from continued growth above overall market levels as VMs increasingly introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics, comfort and improved fuel economy. We also see substantial opportunities for continued development of our differentials business.

GKN offers a complete range of TMD solutions as both stand-alone and integrated devices to VMs and to certain Tier One suppliers. We estimate that in 2006 GKN supplied approximately 14% of TMDs for light vehicle applications globally. Sales volumes of our electronically controlled coupling devices (ETM and EMCD) are expected to increase progressively, building upon our established passive product range which includes the Viscodrive and Super LSD product families.

Other Driveline businesses

Other Driveline businesses operate manufacturing plants, warehouses and service facilities throughout Europe and provide a comprehensive range of new and remanufactured sideshafts and other components for the passenger vehicle aftermarket. They also provide services to repair and replace heavy truck and other industrial propshafts, as well as engineering, producing and selling low volume, highly specialised propshafts and driveline components for non automotive applications such as industrial, marine, defence and all terrain vehicles.

Driveline subsidiaries' sales in the year totalled £1,906 million compared with £1,993 million in 2005. The negative impacts of currency translation and acquisitions and changes in status in 2005 were both small at £17 million and £3 million respectively while the divestment of Fujiwa, the Chinese non-core casting business, in February led to a reduction of £30 million. The underlying decrease of £37 million (1.9%) was mainly a consequence of weak third quarter demand in a number of major markets and lower US production in the fourth quarter. The strength of business wins over the last two years should support the resumption of top line growth in 2008.

Against this reduction, the share of joint venture sales (which are not consolidated in the Group Income Statement but are set out in note 8 to this press release) was £113 million compared with £104 million in 2005, with the underlying increase £9 million (8.7%). This arose mainly in the Chinese companies where revenue rose by some 26% fuelled by growth in the overall market. The combined underlying sales of Driveline subsidiaries and joint ventures fell by £26 million (1.3%).

Trading profit of subsidiaries of £140 million compared with £155 million in 2005. Excluding the impact of currency, acquisitions and divestments, the reduction was £11 million (7.3%), all of which arose in the second half of the year as a result of the sales reductions noted above and a spike in raw material costs. Return on sales in the year was 7.3% (2005 – 7.8%) compared with the target of 7% to 9%. Although limited improvement is expected in 2007, the restoration of top line growth in Driveshafts, new business wins in TTG and the benefit of prior years' restructuring actions are expected to result in stronger improvement in future years.

The share of trading profit of joint ventures increased by £2 million, with improvement in China offset by some reduction in Taiwan where sales fell sharply in a weak market. Divisional profit of subsidiaries and joint ventures reduced to £153 million from £166 million in 2005, with the underlying decrease £9 million (5.6%).

Charges in the year in respect of the strategic restructuring programme announced in 2004 to move productive capacity from high cost, low growth mature markets, to lower cost, high growth emerging markets totalled £37 million (2005 - £46 million). The final stage of the programme was announced in early 2007 and the cost of approximately £29 million will be charged in the 2007 accounts.

Capital expenditure on tangible assets in the year totalled £98 million (2005 – £115 million) and was 1.3 times (2005 – 1.5 times) depreciation. This reduction largely reflected the phasing of spending relating to the restructuring programme and a further fall, to around 1.2 times, is anticipated in 2007.

The division continued to invest significantly in research and development and spent £63 million (2005 - £71 million) in the year, all except £1 million of which was charged to operating profit. The reduction resulted from a restructuring of the engineering development function following a regional re-alignment and the introduction of an advanced global design software package. In GKN Driveshafts there was continued interest in the crosstrack™ and countertrack™ CV jointed half shafts which were launched in 2005. The first production contract for Chrysler commenced in the year and a number of other programmes are expected to begin in 2007. In TTG there was significant progress in the development of Electronic Torque Vectoring (ETV) which enhances vehicle safety and security by managing the application of torque to the driven wheel. ETV units will be fitted to a volume programme which will be launched in 2008, a joint development programme has been agreed with a technology led customer and a strategic partnership has been established with a view to integrating ETV with ESP (Electronic Stability Program).

As noted above, TTG completed the disposal of non-core operations in China and the closure of a facility in Japan, bringing to a close the major restructuring envisaged when Tochigi Fuji Sangyo was acquired in 2004. The costs of these actions have been absorbed in trading profit. Although the disposal of the Chinese operation is temporarily margin dilutive, this has been more than offset in the period by the £5 million profit on sale which is reported separately in the Income Statement.

During the year, GKN Driveshafts won some 75% of all available (i.e. externally sourced) CVJ driveshaft business which represents approximately 57% of the total available market, i.e. including in-house manufacture. This win rate underpins the anticipated restoration of top line growth from 2008 onwards. Similarly, TTG won new business worth £55 million at annualised rates, providing a sound base for future growth.

Powder Metallurgy

Products and markets

GKN's Powder Metallurgy business has two elements: GKN Sinter Metals which produces sintered components and GKN Hoeganaes which produces metal powders. They are largely iron based, although growth is also being seen in the use of aluminium and other alloys.

GKN Sinter Metals

Although market statistics are somewhat imprecise due to the significant number of small producers, GKN estimates that it has in the region of 16% global market share in the sintered product business with sales mainly to major automotive and industrial original equipment manufacturers and first tier suppliers.

Component production takes place in the Americas, Europe, South Africa and Asia Pacific with the highest sales growth rates for 2007 in the Americas and the Asia Pacific region. GKN Sinter Metals is significantly larger than any of its competitors and as such is well placed to drive technology leadership in product and process through the leverage of global resources. This global manufacturing footprint continues to develop with the establishment of further operations in India and China to support new business secured in both local and other markets.

GKN Hoeganaes

GKN Hoeganaes produces principally ferrous based metal powder, the raw material for ferrous based sintered components. It is the largest producer of metal powder in North America with more than 50% market share. It has also continued its development outside the US, particularly through growth in Europe due to increased usage by GKN's own sintering companies in this region. Approximately 50% of powder produced by Hoeganaes is shipped to external customers, mainly in the USA, and accounts for some 13% of the Powder Metallurgy division's sales.

Growth in the powder metallurgy market is expected to continue, fuelled primarily by substitution for cast or forged components. External forecasts for the sintered component market anticipate an increase from approximately $6 billion in 2005 to around $9 billion in 2015, a compound annual growth rate of some 4%. In addition, technology advances are expected to open up new product applications which should lead to growth above this level.

2006 Highlights

Sales in the year were £582 million compared with £588 million in 2005, with the reduction all due to the adverse impact of currency on translation. North American sales were significantly weaker as a result of market share reductions of major customers and, in particular, their production cut-back in the third and fourth quarters of the year. These reductions were fully compensated by increased sales in Europe and the Rest of the World with new programmes coming on stream from a variety of automotive and other industrial customers. As a consequence, the geographical balance of the division has moved with some 54% of Sinter Metals' and 48% of the total divisional sales arising outside North America. This trend appears likely to continue, particularly as emerging market demand increases.

Notwithstanding the flat overall sales, trading profit improved to £31 million from £12 million in 2005. This was as a result of additional margin from the improved volumes in Sinter Europe, combined with improved operating efficiencies and lower overhead costs in the US Sinter business which moved into profit in the year following four years of losses. There was also increased profitability at Hoeganaes as steel scrap prices moderated somewhat compared with 2005 and from the benefit of some favourable copper and nickel contracts. The divisional margin for the year was 5.3% compared with 2.0% in 2005. We expect to see further progress in 2007 from sales revenue increases as a result of business wins in earlier periods.

Restructuring costs and asset impairment in 2006 totalled £24 million (2005 - £28 million), which related to the closure of three North American and one UK plant. At the same time two new plants were opened in China. One final closure has been announced in February 2007 leading to a charge of some £8 million in the year and this will accelerate the benefits arising from this programme.

Capital expenditure on tangible fixed assets in the period totalled £49 million (2005 - £43 million) with depreciation of £28 million (2005 - £27 million). The ratio of 1.8 times (2005 - 1.6 times) was again higher than normal, as new capacity was installed both in emerging markets and ahead of new manufacturing programmes in North America and Europe. A significant reduction to around 1.2 times is estimated for 2007.

Expenditure on research and development totalled £5 million (2005 - £6 million) with a heavy emphasis on increasing density and improving surface finish of sintered components through advances in both material and production technology. As a consequence a number of components are under test with customers and, if successful, have the potential to open up new product segments to the business.

Once again there were significant new business wins in the year in all regions which totalled approximately £120 million at annualised rates and support the targeted sales growth of 6% to 8% from 2007 onwards.

Other Automotive

Products and markets

Our Other Automotive subsidiary activities, which are predominantly UK based, but with facilities in the US and China, manufacture structural components, chassis and engine cylinder liners for the passenger car, sports utility vehicle (SUV) and light vehicle and truck markets in Western Europe and the US. Customers include vehicle manufacturers and engine makers. We also have 50% stake in Chassis Systems Ltd (CSL) which manufactures structural components for Land Rover in the UK and in Emitec which manufactures metallic substrates for catalytic converters in Germany and the USA.

2006 Highlights

Sales of subsidiaries in the year of £120 million were £10 million (7.7%) below 2005, primarily reflecting lower sales in automotive and truck markets.

The share of sales of joint ventures increased from £67 million to £92 million as CSL moved into full production and Emitec benefited from higher demand in Germany. The combined sales of subsidiaries and joint ventures were £212 million compared with £197 million in 2005 with an underlying increase of £16 million (8.2%).

There was a trading loss for the year in subsidiaries of £10 million compared with £2 million loss in 2005. This largely related to GKN Sheepbridge Stokes, our UK cylinder liner business, and included £3 million of redundancy and re-organisation costs as well as start-up losses in the recently formed Chinese cylinder liner operation. These were partially offset by profits of £4 million on property disposals within the segment. Underlying trading profit in both the UK cylinder liner and structural component companies also declined, with the impact of lower sales levels exacerbated by energy cost increases.

Losses at GKN Sheepbridge Stokes remained intractable and in January 2007 the closure of this business was announced, leading to our complete withdrawal from cylinder liner manufacture in Europe. It is expected that closure will be completed by September 2007 and that trading losses and closure costs will total approximately £10 million.

The Chinese business ended the year close to break even and is expected to move into modest profit in 2007.

Within joint ventures, trading profit showed a sharp increase from £3 million to £8 million as a consequence of the sales increases noted above. Taking joint ventures and subsidiaries together, there was a trading loss of £2 million (2005 – profit £1 million).

OffHighway

Products and markets

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery sectors. During 2006, approximately 55% of its sales were to the agricultural market, 29% to the construction equipment market and the balance to the industrial machinery market. The wheels operation accounts for over 50% of divisional revenue and has around a 30% market share in North America and 50% in Western Europe. In power take-off (PTO) shafts, which account for around 25% of sales, market shares are 29% and 50% in those regions.

Major customers include John Deere, Case New Holland and Caterpillar with a large percentage of sales going to a wide range of component users.

Agriculture
In Europe (40% of divisional sales), the overall agricultural machinery market in 2006 was essentially level with 2005, with German demand remaining strong and France showing the first signs of recovery.

In North America (15% of divisional sales) markets softened somewhat during the year as farm incomes fell as a consequence of lower government support and sharply higher input costs.

Industry forecasts for 2007 are for stable European demand across all product groups but some further reduction in North America driven by lower demand for tractors and combine harvesters. However, US commodity prices, in particular corn, are relatively strong and this may support demand.

Construction
The European construction machinery market remained solid throughout the year with no sign of any major changes in the short term.

In the US, demand for heavy construction equipment for mining and road building was strong throughout the year. In the light construction market, however, following a good first half, second half demand declined as a result of the reduction in the US house building programme. Looking to 2007, some further weakening appears possible in housing related equipment with level demand elsewhere.

Industrial Machinery
This sector (16% of divisional sales) includes products for the material handling and other industries. Demand in 2006 was flat and the outlook for 2007 is for little or no change.

2006 Highlights

Sales in the year were £331 million compared with £310 million in 2005. There was a £2 million reduction from currency translation and a benefit of £25 million from 2005 and 2006 acquisitions. The small underlying decrease of £2 million (0.6%) mainly reflected the softer agricultural market conditions noted above.

Trading profit of £23 million was £3 million above 2005 with all of the improvement from acquisitions. The underlying result was £1 million below last year reflecting a modest increase in the wheels business on slightly higher sales, and a lower result in driveline systems which suffered more from decline in North American demand.

Margin in the year increased to 6.9% from 6.5% in 2005.

In line with its strategy, the division made a number of acquisitions during the year. The most significant of these was Rockford which was completed on 2 August. Rockford, which is US based, will give greater exposure to the world's construction markets. Other small European acquisitions were Cramer (1 January), and HyteComp (1 June). In November, as part of the strategy to expand our global footprint, Liuzhou Wheels in China was acquired. In total, acquisitions in the year contributed £20 million of sales and are expected to generate revenue of approximately £50 million in 2007.

Capital expenditure on tangible fixed assets of £10 million (2005 - £10 million), was 1.3 times (2005 – 1.3 times) depreciation.

Top line growth is expected in 2007 from the full year impact of 2006 acquisitions, a number of business wins during the year and opportunities provided by greater exposure to the construction industry.

Aerospace

Products and markets
GKN Aerospace is a global first-tier supplier of airframe and engine structures, components, assemblies and engineering services to aircraft prime contractors and operates in three main product areas, aerostructures, propulsion systems and special products. At the end of 2006, the split of business was approximately 50% aerostructures, 30% propulsion systems and 20% special products. The aftermarket business spans all three and equates to approximately 15% of overall revenues.

As a leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component and assembly level, GKN Aerospace serves all the major airframe and engine OEMs. Products and services are provided to both fixed wing and rotary wing manufacturers, with some 60% of sales in the US. Following the acquisition in September of Stellex, which brought increased exposure to the civil market, current annualised sales are approximately 58% to military and 42% to civil customers.

The overall aerospace market was buoyant, with sustained strength in both the military and civil sectors. Airbus and Boeing delivered in aggregate 832 aircraft in 2006, up from 668 in 2005. The civil sector is firmly into an upswing and is likely to experience strong short-term growth. Military demand is largely driven by US defence spending and is likely to remain solid. Good growth also exists in the business aircraft, light jet and rotorcraft markets.

Within these markets, there is continuing growth in demand for lightweight materials and advanced composites and complex titanium structures.

Aerospace sales were £695 million compared with £627 million in 2005. The impact of currency on translation was £4 million negative while acquisitions added £21 million. The underlying increase of £51 million was 8.2% above 2005 and arose as a consequence of the overall strong markets and a number of new programmes coming into production.

Trading profit of £70 million was £16 million higher than 2005. Excluding the benefit from acquisitions of £2 million and the negative impact of currency of £1 million, the underlying increase of £15 million was 28.3% above 2005 as a result of higher sales and further productivity improvements. The aerostructures businesses performed well, helped by strong growth in composite sales, with the engine nacelles business also showing good growth. Transparencies were also strong due to high demand for military spares.

Margins improved to 10.1% (2005 - 8.6%) in line with the target margin for the business.

In September 2006 the division acquired Stellex Aerostructures, a US based manufacturer of complex metal structure components. The acquisition increases our exposure to the civil aircraft market and brings with it significant positions on the Boeing 787 and 777 as well as the Lockheed Martin F35 (JSF). It contributed £21 million to sales in the year.

Capital expenditure on tangible assets in the year was £30 million (2005 - £32 million) which represented 1.4 times (2005 – 1.5 times) depreciation.

Capital expenditure on intangible assets totalled £27 million (2005 - £17 million) reflecting the high level of investment in new programmes.

In 2006, a number of new and incremental programmes were secured with Boeing, Northrop Grumman, Airbus, Lockheed Martin, Spirit Aerospace, Rolls Royce and the US Air Force which will support sustained growth.

On the A400M GKN Aerospace Cowes shipped the first two development sets of the advanced technology composite primary wing spars to the wing final assembly line at Airbus Filton. GKN's turnover on this programme, which has 177 orders from the partner nations plus a significant export potential, is £1 million an aircraft.

Going forward into 2007 the division continues to pursue a balanced portfolio and a number of new programs are also being viewed as significant growth opportunities. The launch of the A350XWB, the naval UCAS and the CH53X are all examples of such additional opportunities.

Programme expansion is key in securing growth. During 2006, ship set values were expanded on a number of key strategic programmes including the Boeing B787 and Lockheed Martin F35 (JSF).

On the Boeing 787, with help from the Stellex acquisition, the ship set value has almost doubled to $1.8 million per aircraft with product participation that includes the ice protection system, floor structure assemblies, cabin windows, titanium structures and engine cases. Similarly on the Lockheed Martin F35 (JSF), GKN Aerospace now has more than $1.8 million per aircraft derived from airframe components, engine products and canopy.

Strong positioning over a broad range of aircraft and engine programmes provides the opportunity for solid growth in future.

Cautionary Statement

This press release contains forward looking statements which are made in good faith based on the information available to the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

APPENDICES

These appendices do not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2006 were approved by the Board on 26 February 2007 and have been agreed with the auditors.

82 - 5204

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 Restated* £m
Sales	1	**3,634**	3,648
Trading profit	1	*242*	*229*
Restructuring and impairment charges	2	*(74)*	*(98)*
Amortisation of non-operating intangible assets arising on business combinations	3	*(3)*	*(1)*
Profits and losses on sale or closures of businesses	3	*5*	*1*
Changes in fair value of derivative financial instruments	3	*33*	*(33)*
Operating profit	1	**203**	98
Share of post-tax earnings of joint ventures	8	**17**	10
Interest payable		**(57)**	(61)
Interest receivable		**23**	48
Other net financing charges		**(4)**	(22)
Net financing costs	4	**(38)**	(35)
Profit before taxation		**182**	73
Taxation	5	**(5)**	(14)
Profit after taxation for the year		**177**	59
Profit attributable to minority interests		**-**	4
Profit attributable to equity shareholders		177	55
		177	59

All activities in 2006 and 2005 were from continuing operations

	Notes	2006	2005
Earnings per share - p	6		
Basic		**25.0**	7.7
Diluted		**24.9**	7.6
Dividends per share - p	7		
Interim dividend per share		**4.1**	4.0
Final dividend per share		**8.7**	8.2

* Components of Operating profit in the comparative results have been reanalysed to conform with 2006 presentation.

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December 2006

	2006 £m	2005 £m
Currency variations	**(124)**	77
Derivative financial instruments:		
Transactional hedging	**1**	-
Translational hedging	**43**	(23)
Unrealised loss arising on change in status of equity accounted investments	**-**	(3)
Actuarial gains/(losses) on post-employment obligations including tax:		
Subsidiaries	**40**	(49)
Joint ventures	**-**	(1)
Deferred tax on non-qualifying assets	**-**	1
Amounts arising from the acquisition of minority interest	**-**	4
Net (losses)/profits not recognised in the income statement	**(40)**	6
Profit for the year	**177**	59
Total recognised income for the year	**137**	65
Adjustment in respect of the adoption of IAS 39	**-**	17
	137	82
Total recognised income for the year attributable to:		
Equity shareholders	**138**	58
Minority shareholders	**(1)**	7
	137	65

Consolidated Balance Sheet

At 31 December 2006

		Notes	2006 £m	2005 Restated* £m
Assets				
Non-current assets				
Intangible assets	- goodwill		**245**	241
	- other		**111**	54
Property, plant and equipment			**1,354**	1,364
Investments in joint ventures		8	**83**	81
Other receivables and investments including loans to joint ventures			**24**	21
Deferred tax assets		9	**114**	172
			1,931	1,933
Current assets				
Inventories			**470**	467
Trade and other receivables			**520**	566
Derivative financial instruments			**32**	12
Cash and cash equivalents			**342**	724
			1,364	1,769
Assets held for sale			**-**	38
Total assets			**3,295**	3,740
Liabilities				
Current liabilities				
Borrowings			**(39)**	(47)
Derivative financial instruments			**(11)**	(34)
Trade and other payables			**(743)**	(795)
Current income tax liabilities			**(93)**	(109)
Provisions			**(66)**	(57)
			(952)	(1,042)
Liabilities associated with assets held for sale			**-**	(16)
			(952)	(1,058)
Non-current liabilities				
Borrowings			**(729)**	(734)
Deferred tax liabilities		9	**(63)**	(60)
Trade and other payables			**(29)**	(24)
Provisions			**(53)**	(78)
Post-employment obligations		12	**(561)**	(885)
			(1,435)	(1,781)
Total liabilities			**(2,387)**	(2,839)
Net assets			**908**	901
Shareholders' equity				
Ordinary share capital			**371**	370
Share premium account			**25**	23
Retained earnings			**589**	493
Other reserves			**(93)**	(11)
Total shareholders' equity			**892**	875
Minority interest - equity			**16**	26
Total equity			**908**	901

* Restated to reflect the 2006 presentation of Treasury shares within equity

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	11	**117**	308
Interest received		**25**	48
Interest paid		**(58)**	(62)
Tax paid		**(31)**	(35)
Dividends received from joint ventures		**7**	6
		60	265
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		**(230)**	(229)
Proceeds from sale of property, plant and equipment		**13**	9
Acquisition of subsidiaries (net of cash acquired)		**(126)**	(51)
Proceeds from sale of subsidiaries and businesses (net of cash disposed)		**13**	1
Investment loans and capital contributions		**1**	2
		(329)	(268)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital		**3**	10
Purchase of treasury shares		**(40)**	(30)
Net proceeds from borrowing facilities		**48**	8
Finance lease payments		**(1)**	(3)
Repayment of borrowings		**(14)**	(29)
Dividends paid to shareholders	7	**(88)**	(86)
Dividends paid to minority interests		**(1)**	-
		(93)	(130)
Currency variations on cash and cash equivalents		**(7)**	3
Movement in cash and cash equivalents		**(369)**	(130)
Cash and cash equivalents at 1 January		**697**	827
Cash and cash equivalents at 31 December	11	**328**	697

All cash flows arise from continuing operations. Cash inflows from government capital grants of £3 million (2005: £4 million) have been offset against purchases of property, plant and equipment and intangible assets.

For the purposes of presenting the cash flow statement the components of cash and cash equivalents are offset. A reconciliation between the cash flow statement and balance sheet presentation is shown in note 11.

Notes to the Press Release

For the year ended 31 December 2006

1 **Segmental analysis**

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

Primary reporting format - business segments

		Automotive						
For the year ended 31 December 2006	Notes	**Driveline**	**Powder Metallurgy**	**Other Automotive**	**OffHighway**	**Aerospace**	**Corporate & Unallocated**	**Total**
		£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Sales		1,906	582	120	331	695	-	3,634
EBITDA		218	60	(5)	31	95	(12)	387
Depreciation and impairment charges		(75)	(28)	(5)	(8)	(21)	-	(137)
Amortisation of intangible assets		(3)	(1)	-	-	(4)	-	(8)
Trading profit/(loss)		140	31	(10)	23	70	(12)	242
Restructuring	2	(37)	(24)	-	-	-	(2)	(63)
Other impairments	2	(11)	-	-	-	-	-	(11)
Amortisation of business combination non-operating intangibles	3	(1)	-	-	(1)	(1)	-	(3)
Profits and losses on sale or closures of businesses	3	5	-	-	-	-	-	5
Changes in fair value of derivative financial instruments	3	11	(1)	-	2	21	-	33
Operating profit/(loss)		107	6	(10)	24	90	(14)	203
Share of post-tax earnings of joint ventures		12	-	5	-	-	-	17
Segment assets								
Goodwill		62	24	-	35	124	-	245
Investments in joint ventures		61	-	21	1	-	-	83
Derivative financial instruments		7	-	-	1	24	-	32
Operating assets		1,180	496	59	206	532	6	2,479
Other unallocated assets								
- Cash and cash equivalents		-	-	-	-	-	342	342
- Deferred tax assets		-	-	-	-	-	114	114
Total assets		1,310	520	80	243	680	462	3,295
Segment liabilities								
Derivative financial instruments		(1)	-	-	-	(8)	(2)	(11)
Operating liabilities								-
- Post-employment obligations		(342)	(33)	(25)	(50)	(102)	(9)	(561)
- Other		(453)	(115)	(35)	(84)	(160)	(44)	(891)
Other unallocated liabilities								
- Borrowings		-	-	-	-	-	(768)	(768)
- Current tax liabilities		-	-	-	-	-	(93)	(93)
- Deferred tax liabilities		-	-	-	-	-	(63)	(63)
Total liabilities		(796)	(148)	(60)	(134)	(270)	(979)	(2,387)
Other segment items								
Capital expenditure (including acquisitions)								
- Property, plant and equipment		98	49	7	10	30	-	194
- Intangible assets		3	1	-	2	27	-	33
Other non-cash expenses (share-based payments)		2	1	-	-	1	1	5

All business segments shown above are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation.

1 **Segmental analysis (continued)**

Primary reporting format - business segments

For the year ended 31 December 2005	Note	Automotive Driveline	Automotive Powder Metallurgy	Automotive Other Automotive	OffHighway	Aerospace	Corporate & Unallocated	Total
		£m	£m	£m	£m	£m	£m	£m
Sales		1,993	588	130	310	627	-	3,648
EBITDA		237	40	5	28	80	(10)	380
Depreciation and impairment charges		(79)	(27)	(7)	(8)	(21)	-	(142)
Amortisation of intangible assets		(3)	(1)	-	-	(5)	-	(9)
Trading profit		155	12	(2)	20	54	(10)	229
Restructuring	2	(46)	(28)	-	(2)	-	(1)	(77)
Other impairments	2	(11)	-	(10)	-	-	-	(21)
Amortisation of business combination non-operating intangibles	3	(1)	-	-	-	-	-	(1)
Profits and losses on sale or closures of businesses	3	-	-	-	-	1	-	1
Changes in fair value of derivative financial instruments	3	(22)	1	-	(1)	(11)	-	(33)
Operating profit/(loss)		75	(15)	(12)	17	44	(11)	98
Share of post-tax earnings of joint ventures		9	-	1	-	-	-	10
Segment assets								
Goodwill		79	27	-	25	110	-	241
Investments in joint ventures		64	-	16	1	-	-	81
Derivative financial instruments		4	1	-	1	6	-	12
Operating assets		1,287	508	79	169	459	8	2,510
Other unallocated assets								
- Cash and cash equivalents		-	-	-	-	-	724	724
- Deferred tax assets		-	-	-	-	-	172	172
Total assets		1,434	536	95	196	575	904	3,740
Segment liabilities								
Derivative financial instruments		(10)	-	-	(2)	(12)	(10)	(34)
Operating liabilities								
- Post-employment obligations		(397)	(70)	(102)	(75)	(226)	(15)	(885)
- Other		(481)	(107)	(41)	(68)	(146)	(127)	(970)
Other unallocated liabilities								
- Borrowings		-	-	-	-	-	(781)	(781)
- Current tax liabilities		-	-	-	-	-	(109)	(109)
- Deferred tax liabilities		-	-	-	-	-	(60)	(60)
Total liabilities		(888)	(177)	(143)	(145)	(384)	(1,102)	(2,839)
Other segment items								
Capital expenditure (including acquisitions)								
- Property, plant and equipment		115	43	14	10	32	-	214
- Intangible assets		5	-	-	1	17	-	23
Other non-cash expenses (share-based payments)		-	-	-	-	-	1	1

All business segments shown above are continuing.

Intra-group sales, which are priced on an 'arms length' basis between segment and regions are not significant. The analyses of operating profit by business includes an allocation, based on their nature, of costs incurred centrally in the United Kingdom, United States of America and Germany. Unallocated costs represent corporate expenses. Segment assets comprise all non-current and current assets as per the Balance Sheet but exclude deferred tax assets and cash and cash equivalents. Segment liabilities include trade and other payables, provisions and post-employment obligations but exclude borrowings and taxation liabilities. Cash and cash equivalents and borrowings are not allocated to specific segments as these resources are managed centrally and no business in any segment has sufficient autonomy to manage these resources. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Secondary reporting format - by geographical region

	Sales		Segment assets		Capital expenditure	
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m
Continuing operations						
Europe	1,664	1,622	1,307	1,278	112	115
Americas	1,512	1,479	1,153	1,123	83	81
Rest of the World	458	547	373	435	32	41
Corporate and Unallocated	-	-	462	904	-	-
	3,634	3,648	3,295	3,740	227	237

The sales analysis in the above table is based on the location of the customer.

2 Restructuring and impairment charges

	2006			2005		
	Restructuring £m	**Other Impairments £m**	**Total £m**	Restructuring £m	Other Impairments £m	Total £m
Restructuring and impairment charges						
Goodwill impairment	-	(11)	(11)	-	(11)	(11)
Tangible fixed asset impairments/reversals	(1)	-	(1)	(35)	(10)	(45)
Other asset write-downs	(1)	-	(1)	(1)	-	(1)
	(2)	(11)	(13)	(36)	(21)	(57)
Redundancy costs including post employment curtailments	(35)	-	(35)	(28)	-	(28)
Other reorganisation costs	(26)	-	(26)	(13)	-	(13)
	(63)	(11)	(74)	(77)	(21)	(98)

Restructuring

During 2006 the Group continued to deploy its strategic reorganisation programme, first announced in March 2004, that involves the migration of Driveline production capacity from high cost to low cost / high growth economies, actions in support of the recovery in Powder Metallurgy and the realignment and reduction of production capacity, overhead and infrastructure costs in other areas of the business. Charges recognised in the year in respect of this programme amount to £63 million (2005: £77 million) which comprises asset impairment charges of £2 million (2005: £36 million), redundancy costs, including pension past service charges and curtailment credits, of £35 million (2005: £28 million net of post-employment curtailments, £5 million) and other reorganisation costs of £26 million (2005: £13 million). Pension past service charges and curtailment credits amount to a £3 million charge in 2006. An analysis by segment and description of the charges is set out below:

	2006				2005
	Asset impairments/ reversals £m	**Redundancy £m**	**Reorganisation costs £m**	**Total £m**	Total £m
Driveline	3	21	13	37	46
Powder Metallurgy	(1)	14	11	24	28
OffHighway	-	-	-	-	2
Corporate	-	-	2	2	1
	2	35	26	63	77

Restructuring charges in Driveline in 2006 arise primarily from the continuation of the plant closures announced in North America and Western Europe in 2005, continued reductions in the level of fixed cost headcount primarily in European plants and initial charges recognised on the announced cessation of the Driveshaft operations in a Driveline European plant. Redundancy costs provided for represent charges for contractual severance and other employee related exit benefits and post-employment augmentations and curtailments. Reorganisation costs include charges in respect of onerous lease, property and other contracts, incremental costs borne by the Group as a consequence of dedicated restructuring and transition teams and equipment relocation costs attributable to the transfer of equipment between closing facilities and continuing operations and incremental premium freight and product homologation costs. Asset impairment charges are in respect of the irrecoverable value of plant and machinery not transferable to other facilities or recoverable from disposal; write-downs of property, surplus to requirements as a consequence of the restructuring, to estimated realisable value and the impairment of dedicated consumable inventories that will not be utilised by the operation in the period up to closure and or cessation of operations.

Powder Metallurgy charges arise as a consequence of the Board approved closure of five plants. Charges comprise the cost of redundancies, contractual severance payments and other employee related obligations where irrevocable external announcements had been made in the year. Reorganisation costs comprise surplus property costs, incremental transition team costs and equipment relocation and maintenance charges attributable to transfers to continuing facilities. As a consequence of detailed restructuring actions taken in 2006 asset impairments recognised in 2005 have been reversed as alternative productive use has been found for certain plant and equipment not originally envisaged or anticipated.

Charges in respect of the Corporate operations primarily represents onerous lease and other contract provisions recognised resulting from the announced closure of the Group's current London office and centralisation of headquarters operations in one principal facility.

The cash outflow in 2006 in respect of the Group's strategic reorganisation programme amounts to £57 million (2005: £36 million).

2005 restructuring charges comprise asset impairments (£36 million); redundancy charges (£28 million) and reorganisation costs (£13 million). The analysis of 2005 restructuring by segment is set out in note 1.

Other impairments

In addition to impairment charges borne as a consequence of strategic reorganisation activities, an £11 million (2005: £11 million) impairment charge has arisen in 2006 relating to the write down of goodwill at a Driveline business where as a consequence of current and future trading performance and projections specific to a customer relationship sufficient doubt exists over the recoverability. The impairment review was carried out with reference to both value in use and fair value recoverabilities. The remaining £10 million impairment in 2005 related to property, plant and equipment in the UK cylinder liner business within the Other Automotive segment where, during 2005, a decision was made to transfer certain production to a new Chinese facility. This fact and continued declining profitability led to the significant impairment charge.

3 Amortisation of non-operating intangible assets arising on business combinations

In establishing the fair value of assets and liabilities arising on business combinations the Group identifies the fair values attributable to intangible assets. The intangible assets recognised include operating intangibles, predominantly computer software, and non-operating intangibles being the value in respect of brands and trademarks, intellectual property rights, customer contracts and relationships and proprietary technology rights and know-how. All intangibles recognised on business combinations are amortised over the expected useful economic lives.

The amortisation of non-operating intangible assets is separately identified as a component of operating profit on the face of the Income Statement. The analysis below sets out the amortisation charge in the year by category of non-operating intangible asset.

	2006	2005
	£m	£m
Brands/trademarks	**-**	-
Intellectual property rights	**1**	1
Customer contracts and relationships	**1**	-
Proprietary technology rights and know-how	**1**	-
	3	1

Profits and losses on sale or closures of businesses

	2006	2005
	£m	£m
Fujiwa China	**5**	-
Other	**-**	1
	5	1

On 2 March 2006 final approval was received from the Taiwanese authorities to transfer the Group's 60% shareholding in Fujiwa to its business partner, Lioho Corporation. At this point the Group's control of and active participation in the Fujiwa business ceased. The net cash inflow arising on disposal is set out below:

	£m
Net assets disposed	19
Minority interests	(8)
Cumulative translation adjustment	(1)
Surplus arising on disposal	5
Consideration receivable net of attributable expenses	15

In the period to disposal Fujiwa contributed £5 million (2005: £34 million) to group sales, £1 million (2005: £4 million) to group trading profit and £nil million (2005: £5 million) to cash generated from operations.

The Other profit recognised in 2005 reflects the cash receipt in respect of a contingent earnout arrangement on the 2004 disposal of an Aerospace business.

Changes in the fair value of derivative financial instruments

IAS 39 requires derivative financial instruments to be valued at the balance sheet date and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the Income Statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction. In 2006 the Group used transactional hedge accounting in a limited number of instances. The Group did not attempt to achieve transactional hedge accounting in 2005. As a consequence, and to assist year on year comparison, the change in value continues to be identified as a separate element of operating profit.

4 Net financing costs

	2006 £m	2005 £m
Interest payable		
Short-term bank and other borrowings	(3)	(6)
Other loans repayable within five years	(5)	(5)
Loans repayable after five years	(48)	(49)
Finance leases	(1)	(1)
	(57)	(61)
Interest receivable		
Short-term investments, loans and deposits	23	48
	23	48
Other net financing charges		
Expected return on pension scheme assets	136	118
Interest on post-employment obligations	(140)	(140)
	(4)	(22)
Net financing costs	(38)	(35)

Included above in interest receivable in 2005 are amounts earned in respect of an interest rate swaption of £1 million. This arrangement ended in 2005.

5 Taxation

Analysis of charge in year	2006 £m	2005 £m
Current tax		
Current year	**38**	39
Utilisation of previously unrecognised tax losses and other assets	**(2)**	-
Adjustments in respect of prior years	**(3)**	6
Net movement on provisions for uncertain tax positions	**(15)**	(29)
	18	16
Deferred tax		
Origination and reversal of temporary differences	**9**	6
Tax on change in fair value of derivative financial instruments	**2**	(6)
Utilisation of previously unrecognised tax losses and other assets	**(7)**	-
Other changes in unrecognised deferred tax assets	**(21)**	10
Changes in tax rates	**-**	-
Adjustments in respect of prior years	**4**	(12)
	(13)	(2)
Total tax charge for the year	**5**	14
Overseas tax included above	**15**	28

Tax in respect of restructuring and impairment charges included in total charge for the year		
Current tax	**(6)**	(8)
Deferred tax	**(8)**	(12)
	(14)	(20)

Details of the effective tax rate for the Group and the underlying events and transactions affecting this and the tax charge are given in the narrative of this Press Release on pages 8 and 9.

Tax on items included in equity	2006 £m	2005 £m
Deferred tax on post-employment obligations	**67**	6
Deferred tax on non-qualifying assets	**-**	(1)

Tax reconciliation	2006 £m	%	2005 £m	%
Profit before tax	**182**		73	
Less share of post-tax earnings of joint ventures	**(17)**		(10)	
Profit before tax excluding joint ventures	**165**		63	
Tax calculated at 30% standard UK corporate tax rate	**49**	30%	19	30%
Differences between UK and overseas corporate tax rates	**7**	4%	2	3%
Non-deductible and non-taxable items	**(1)**	(1%)	3	5%
Utilisation of previously unrecognised tax losses and other assets	**(9)**	(5%)	-	-
Other changes in unrecognised deferred tax assets	**(21)**	(13%)	10	16%
Changes in tax rates	**-**	-	-	-
Deferred tax (credit)/charge in respect of post-employment obligations	**(6)**	(4%)	15	24%
Current year tax charge on ordinary activities	**19**	11%	49	78%
Net movement on provision for uncertain tax positions	**(15)**	(9%)	(29)	(46%)
Adjustments in respect of prior years	**1**	1%	(6)	(10%)
Total tax charge for the year	**5**	3%	14	22%

6 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has only one category of dilutive potential ordinary shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Earnings per share are computed as follows:

	2006			2005		
	Earnings	**Weighted average number of shares**	**Earnings per share**	Earnings	Weighted average number of shares	Earnings per share
	£m	**m**	**p**	£m	m	p
Total Company						
Basic eps:						
Profit attributable to equity shareholders	**177**	**708.8**	**25.0**	55	718.1	7.7
Dilutive securities:						
Dilutive potential ordinary shares	**-**	**2.1**	**(0.1)**	-	5.1	(0.1)
Diluted eps	**177**	**710.9**	**24.9**	55	723.2	7.6

Adjusted earnings per share - total Company
Earnings per share before restructuring and impairment charges, amortisation of non-operating intangibles arising on business combinations, profits and losses on sale or closures of businesses and the changes in fair value of derivative financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the year adjusted as follows:

	2006		2005 (Restated)	
	£m	**p**	£m	p
Profit attributable to equity shareholders	**177**	**25.0**	55	7.7
Charges / (credits) included in operating profit:				
Restructuring and impairment charges	**74**	**10.5**	98	13.6
Amortisation of non-operating intangibles on business combinations	**3**	**0.4**	1	0.1
Profits and losses on sale or closures of businesses	**(5)**	**(0.7)**	(1)	(0.1)
Changes in fair value of derivative financial instruments	**(33)**	**(4.7)**	33	4.6
Taxation on charges/(credits) included in operating profit (note 5)	**(12)**	**(1.7)**	(26)	(3.6)
Adjusted earnings attributable to equity shareholders (£m)	**204**	**28.8**	160	22.3
Diluted adjusted earnings per share attributable to equity shareholders		**28.7**		22.1

7 Dividends

	2006	2005
	£m	£m
Equity dividends paid in the year		
Previous year final : 8.2p (2005: 8.0p) per share	**59**	58
Current year interim : 4.1p (2005: 4.0p) per share	**29**	28

In addition, the Directors are proposing a final dividend in respect of the financial year ended 31 December 2006 of 8.7p per share, £61 million. It will be paid on 9 May 2007 to shareholders who are on the register of members at close of business on 20 April 2007.

8 Joint ventures

Group share of results of joint ventures	2006 £m	2005 £m
Sales	**208**	175
Operating costs and other income	**(187)**	(161)
Net financing costs	**(1)**	(1)
Profit before taxation	**20**	13
Taxation	**(3)**	(3)
Share of post-tax earnings	**17**	10

The segmental analysis of the Group's share of joint ventures' sales and trading profit is set out below:

	2006		2005	
	Sales £m	**Trading Profit £m**	Sales £m	Trading Profit £m
Driveline	**113**	**13**	104	11
Other Automotive	**92**	**8**	67	3
OffHighway	**3**	**-**	4	-
	208	**21**	175	14

	2006 £m	2005 £m
At 1 January	**81**	94
Share of profits retained	**10**	4
Change in status	**-**	(24)
Actuarial loss on post-employment obligations, including deferred tax	**-**	(1)
Currency variations	**(8)**	8
At 31 December	**83**	81
Group share of net assets		
Non-current assets	**60**	67
Current assets	**81**	80
Current liabilities	**(42)**	(50)
Non-current liabilities	**(16)**	(16)
	83	81

The joint ventures have no significant contingent liabilities to which the group is exposed and nor has the group any significant contingent liabilities in relation to its interest in the joint ventures other than bank guarantees.

9 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method.

Amounts recognised on the balance sheet:	2006 £m	2005 £m
Deferred tax assets	114	172
Deferred tax liabilities	(63)	(60)
	51	112

Deferred tax assets and liabilities are only offset where there is an enforceable right of offset and there is an intention to settle the balances net. All of the deferred tax assets were available for offset against deferred tax liabilities and hence the net deferred tax asset at 31 December 2006 was £51 million (2005: £112 million).

The movement on deferred tax is as shown below:

	2006 £m	2005 £m
At 1 January	112	122
Adjustment in respect of adoption of IAS 39	-	(3)
Subsidiaries acquired and sold	(7)	(4)
Properties sold	-	-
(Charge)/credit for the year:		
Income Statement	14	2
Equity	(67)	(5)
Currency variations	(1)	-
At 31 December	51	112

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below:

Deferred tax assets	Pensions £m	Tax losses £m	Other £m	Total £m
At 1 January 2006	163	15	28	206
Credited to income statement	6	7	-	13
(Charged) to equity	(67)	-	-	(67)
Subsidiaries acquired	-	-	-	-
Currency variations	-	(2)	-	(2)
At 31 December 2006	102	20	28	150

Deferred tax liabilities	Accelerated tax depreciation £m	Other £m	Total £m
At 1 January 2006	(86)	(8)	(94)
(Charged) / credited to income statement	(2)	3	1
Subsidiaries acquired	(7)	-	(7)
Currency variations	1	-	1
At 31 December 2006	(94)	(5)	(99)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in relation to certain taxable losses and other temporary differences on the basis that their future economic benefit is uncertain. The gross and tax values of these unrecognised assets together with any expiry dates where relevant is shown below. The tax value of the assets has been calculated using tax rates enacted or substantially enacted at the balance sheet date.

	2006			2005		
	Tax value	Gross		Tax value	Gross	
	£m	£m	Expiry period	£m	£m	Expiry period
Tax losses - with expiry - national	**160**	**451**	**2019 to 2026**	164	492	2019 to 2025
Tax losses - with expiry - local	**48**	**877**	**2007 to 2026**	51	954	2006 to 2025
Tax losses - without expiry	**112**	**355**		98	293	
Other temporary differences	**50**	**163**		59	172	
Unrecognised deferred tax assets	**370**	**1,846**		372	1,911	

Included above are tax losses of £732 million with a tax value of £111 million (2005: £820 million with a tax value of £127 million) that are so severely restricted for future use that management believes they are very unlikely to be utilised.

Deferred tax assets totalling £82 million (2005: £123 million) have been recognised relating to territories where tax losses have been incurred in the year. It is anticipated that future profitability arising from restructuring and other actions will result in their realisation.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries except where the distribution of such profits is planned. If the earnings were remitted in full tax of £25 million (2005: £15 million) would be payable.

10 Acquisitions

The Group completed 5 acquisition in 2006, all of which were accounted for using the purchase accounting method. The two primary acquisitions were Stellex Aerostructures, a specialist in the manufacture of complex metal structural components for the aerospace industry and Rockford Powertrain, a producer of high speed driveshafts operating primarily in the construction and mining industry. Other acquisitions were the Liuzhou Wheel Rim factory, Cramer Kupplung GmbH and Hytecomp AB, all of which are OffHighway businesses.

The table below sets out details of the fair value of assets acquired and resulting goodwill.

	Stellex £m	Rockford £m	Other £m	Total £m
Intangible fixed assets	26	18	-	44
Property, plant and equipment	21	2	4	27
Inventories	19	9	3	31
Trade and other receivables	7	5	2	14
Trade and other payables	(6)	(6)	-	(12)
Current and deferred tax	(2)	(6)	-	(8)
Provisions and contingencies	-	(4)	-	(4)
Borrowings	-	-	(3)	(3)
Cash and cash equivalents	1	1	-	2
Fair value of net assets acquired	66	19	6	91
Fair value of consideration:				
- cash & expenses	93	28	7	128
- deferred consideration	-	1	1	2
Goodwill arising on acquisition	27	10	2	39

The significant acquisitions contributed £36 million to Group sales and £5 million to Group Trading Profit with £21 million and £2 million arising in Aerospace and £15 million and £3 million in OffHighway. The contributions to 2006 results includes the £1 million unwind of fair value uplift recognised on acquired inventory at Stellex and Rockford.

Both primary acquisitions were earnings accretive in the year, and generated cashflow from operations after capital expenditure of £2 million.

The table below sets out the non-operating intangible assets recognised on current year acquisitions:

	Stellex £m	Rockford £m
Brands/trademarks	-	3
Proprietary technological know-how	4	3
Customer contracts/relationships	22	12
	26	18

11 Cash flow reconciliations

Cash generated from operations	2006 £m	2005 Restated £m
Operating profit	**203**	98
Adjustments for:		
Profits and losses on sale or closure of businesses	**(5)**	(1)
Amortisation of non-operating intangible assets arising on business combinations	**3**	1
Changes in fair value of derivative financial instruments	**(33)**	33
Impairment of fixed assets	**1**	50
Impairment of goodwill	**11**	11
Depreciation and amortisation	**145**	146
Amortisation of capital grants	**(3)**	(2)
Net profits on sale of fixed assets	**(3)**	(1)
Charge for share-based payments	**5**	1
Movement in post-employment obligations	**(204)**	(43)
Changes in working capital and provisions	**(3)**	15
	117	308

Movement in net debt

	2006 £m	2005 £m
Net movement in cash and cash equivalents	**(369)**	(130)
Net movement in borrowings	**(36)**	21
Currency variations on borrowings	**34**	(23)
Finance leases	**1**	2
Subsidiaries acquired and sold	**9**	-
Movement in year	**(361)**	(130)
Net (debt)/funds at beginning of year	**(65)**	65
Net debt at end of year	**(426)**	(65)

Reconciliation of cash and cash equivalents

	2006 £m	2005 £m
Cash and cash equivalents per cash flow at 31 December	**328**	697
Add: bank overdrafts included within "current liabilities - borrowings"	**14**	30
Less: cash and cash equivalents within "assets held for sale"	**-**	(3)
Cash and cash equivalents per balance sheet at 31 December	**342**	724

12 Post-employment obligations

Post-employment obligations as at the year end comprise:		2006 £m	2005 £m
Pensions	- funded	**(217)**	(514)
	- unfunded	**(268)**	(278)
Medical	- funded	**(28)**	(33)
	- unfunded	**(48)**	(60)
		(561)	(885)

Pensions and medical - funded
The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. A number of retirement plans are operated which provide certain employees with post-employment medical benefits.

Pensions
In the UK, pension arrangements are made through an externally funded defined benefit scheme. In the USA and the Rest of the World there are a number of externally funded defined benefit schemes while in certain companies in Europe funds are retained within the business to provide for post-employment obligations.

(a) Defined benefit schemes - measurement and assumptions

Independent actuarial valuations of all defined benefit scheme assets and liabilities were carried out at 31 December 2006. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method. Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2006				
Rate of increase in pensionable salaries	**4.1**	**3.5**	**2.50**	**2.0**
Rate of increase in payment and deferred pensions	**3.2**	**2.0**	**1.75**	**n/a**
Discount rate	**5.1**	**5.9**	**4.70**	**2.5**
Inflation assumption	**3.1**	**2.5**	**1.75**	**1.0**
Rate of increases in medical costs:				
initial/long term	**8.0/4.5**	**10.0/5.0**	**n/a**	**n/a**
2005				
Rate of increase in pensionable salaries	4.3	3.5	2.5	2.0
Rate of increase in payment and deferred pensions	2.9	2.0	1.5	n/a
Discount rate	4.75	5.50	4.25	2.25
Inflation assumption	2.8	2.5	1.5	1.0
Rate of increases in medical costs:				
initial/long term	9.5/4.3	10.0/5.0	n/a	n/a

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom
Such is the size and profile of the UK scheme that data on the scheme's mortality experience is collected and reviewed annually. Mortality assumptions are based on PA92 (Year of Birth) tables with a +3 year age adjustment to reflect actual scheme experience. At the recent review, the rate of improvement in longevity was strengthened to a point beyond that of short cohort. The key current year mortality assumptions for the scheme are that a male aged 65 lives for a further 18.5 years, whilst a male aged 40 is expected to live a further 20 years after retiring at 65. The impact of this change in assumptions has increased the scheme deficit by £38 million.

Overseas
In the USA, RP-2000 tables scaled to 2006 continued to be used whilst in Germany the RT2005-G tables were again used. In the USA the longevity assumption for a male aged 65 is that he lives a further 18.1 years whilst in Germany for a further 17.7 years. The longevity assumption for a USA male currently aged 40 is that he also lives for a further 18.1 years once attaining 65 years, with the German equivalent assumption being 17.7 years. These assumptions are based solely on the prescribed tables and do not reflect actual GKN experience.

Assumption sensitivity analysis

The impact of a one percentage point movement in the primary assumptions on the key defined benefit net obligations as at 31 December 2006 is set out below:

	UK £m	Americas £m	Europe £m	ROW £m
Discount rate +1%	282	36	35	2
Discount rate -1%	(382)	(45)	(44)	(2)
Rate of inflation +1%	276	-	26	-
Rate of inflation -1%	(280)	-	(27)	-
Rate of increase in medical costs +1%	2	9	-	-
Rate of increase in medical costs -1%	(2)	(7)	-	-

A one percentage point increase in the assumption on healthcare benefits would increase the total service and interest cost by £1 million (2005: £1 million) and the liability by £11 million (2005: £13 million). A one percent decrease in the assumption on healthcare benefits would reduce the total service and interest cost by £nil million (2005: £1 million) and the liability by £9 million (2005: £10 million).

(b) **Defined benefit schemes - reporting**

The amounts recognised in the Income Statement are:

	2006 £m				2005 £m
	Trading Profit				
Included within operating profit	Employee benefit expense	Redundancy and other employment amounts	Restructuring and impairment charges	Total	Total
Current service cost	(38)	-	-	(38)	(33)
Past service cost	(1)	(1)	-	(2)	(4)
Settlement/curtailments	1	(1)	(3)	(3)	15
	(38)	(2)	(3)	(43)	(22)
Included within net financing costs					
Expected return on pension scheme assets				136	118
Interest on post-employment obligations				(140)	(140)
				(4)	(22)

The past service cost of £2 million included in trading profit (2005: £2 million) arises primarily from early retirements in the UK together with the equalisation of benefits at a Driveline facility in Germany. The settlement/curtailment credit of £1 million arises from further structural change to retiree medical benefit arrangements in the United States, whilst the charge of £4 million largely represents the cost of downsizing two UK businesses in the Automotive portfolio. The prior year £15 million settlement/curtailment credit arose from the closure of a Driveline facility in Europe (£5 million), the exit from a multi-employer defined benefit scheme in Japan (£7 million) and the structural changes to retiree medical benefit arrangements in the United States of America (£3 million).

The amounts recognised in respect of funded obligations in the balance sheet are:

	31 December 2006					31 December 2005
	UK £m	Americas £m	Europe £m	ROW £m	**Total £m**	£m
Present value of funded obligations	(2,361)	(265)	(15)	(19)	**(2,660)**	(2,666)
Fair value of plan assets	2,187	196	19	13	**2,415**	2,119
Net obligation recognised in the balance sheet	(174)	(69)	4	(6)	**(245)**	(547)

Cumulative actuarial gains and losses recognised in equity are as follows:

	2006 £m	2005 £m
At 1 January	**(90)**	(46)
Net actuarial gains/(losses) in year	**107**	(44)
At 31 December	**17**	(90)

The defined benefit obligation is analysed between funded and unfunded schemes as follows:

	2006 £m	2005 £m
Funded	**(2,660)**	(2,666)
Unfunded	**(316)**	(338)
	(2,976)	(3,004)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2006								
Equities	**7.5**	**1,093**	**8.5**	**134**	-	-	**7.1**	**7**
Bonds	**4.9**	**687**	**5.0**	**53**	-	-	**1.9**	**4**
Property	**6.8**	**109**	-	-	-	-	-	-
Cash/short-term mandate	**5.1**	**265**	**3.8**	**9**	-	-	-	-
Other assets	**5.1**	**33**	-	-	**5.0**	**19**	**1.3**	**2**
		2,187		**196**		**19**		**13**
At 31 December 2005								
Equities	7.5	1,076	8.5	118	-	-	5.9	6
Bonds	4.4	607	5.0	47	-	-	2.5	4
Property	6.7	98	-	-	-	-	-	-
Cash/short-term mandate	4.5	98	4.2	5	-	-	-	-
Other assets	4.7	36	-	-	4.7	20	1.0	4
		1,915		170		20		14

The expected return on plan assets is a blended average of projected long-term returns for the various asset classes. Equity returns are developed based on the selection of the equity risk premium above the risk free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt as appropriate to the plan's holdings of these instruments all other asset classes returns are determined by reference to current experience. The actual return on plan assets was £185 million (2005: £307 million).

(c) **Defined contribution schemes**

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to Income Statement in the year was £9 million (2005: £6 million).

END